UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of: March 2011
Commission File Number: 000-51116
Ku6 Media Co., Ltd.
(Exact name of registrant as specified in its charter)
Building 6, Zhengtongchuangyi Centre
No. 18, Xibahe Xili, Chaoyang District,
Beijing 100020, People’s Republic of China
Fax number: +86 10 57586898
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

Ku6 Media Announces Resignation of CEO Shanyou Li and Appointment of Acting CEO Haifa Zhu
BEIJING, China, March 14, 2011/Xinhua-PRNewswire/ — Ku6 Media Co., Ltd. (“Ku6 Media” or the “Company”, Nasdaq: KUTV), a leader in online video portal operations in China, today announced the resignation of CEO Shanyou (Kevin) Li and appointment of Acting CEO Haifa Zhu, both effective on March 14, 2011.
Mr. Li resigned to pursue other career opportunities. He will remain a Board member of Ku6 Media and will continue to provide business advice to Ku6 Media.
Haifa Zhu, a member of the Ku6 Media Board and Chief Investment Officer of Shanda Interactive Entertainment (“Shanda”), has been appointed Acting CEO of Ku6 Media. Meanwhile, the Board has initiated a search to recruit a permanent CEO.
Bruno Wu, Chairman of the Board of Ku6 Media, comments, “As founder and CEO, Kevin has provided excellent leadership and service to the Company. The Board would like to thank Kevin for his tremendous contributions to Ku6, and wish him continued success in his career change. We are also pleased to have Haifa joining the Ku6 management team as Acting CEO. We believe that Haifa’s leadership will ensure a smooth transition while Ku6’s continues to build on its leading position in the industry and to bring more satisfying viewing experience to its users.”
Haifa Zhu has served on the Ku6 Media Board since July 24, 2009. Mr. Zhu has served as Chief Investment Officer and Senior Vice President of Shanda since April 2008. He previously served as Shanda’s Assistant Vice President of Investments, Director of Platform Operations, Director of Central User Platform and Deputy Director of New Business Center. Mr. Zhu holds a master’s degree in management science and a bachelor’s degree from Fudan University.
About Ku6 Media Co., Ltd.
Ku6 Media Co., Ltd. (Nasdaq: KUTV) is a leading online video company in China. Through its two premier online brands and online video websites, www.ku6.com and www.juchang.com, Ku6 provides video information services and entertainment in China.
As a leading online video portal, www.ku6.com provides a video platform for sharing and watching user-generated content. It also provides online video news, reports, and other interactive entertainment programs for its users.
Ku6’s www.juchang.com offers a broad array of copyright compliant content, such as movies, television series, and other video programs sourced from Ku6’s global content partners, with all content having high definition quality and fast speeds for seamless viewing. For more information about Ku6, please visit http://ir.ku6.com/irwebsite.
For more information, please contact:
Mr. Matthew Zhao (English and Chinese)
Investor Relations Officer
Telephone +86 10 5758 6818 in Beijing
ir@ku6.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ku6 Media Co., Ltd.
By:	/s/ Tony Shen
	Name:	Tony Shen
	Title:	CFO
Date: March 14, 2011